Plan and Agreement of Distribution
                               For Class C Shares

This plan and agreement, effective as of March 9, 2000, is between AXP Money Market Series, Inc. (the "Fund") on behalf of its underlying series AXP Cash Management Fund, and American Express Financial Advisors Inc. ("AEFA"), the principal underwriter of the Fund, for distribution services to the Fund.

The plan and agreement has been approved by members of the Board of Directors (the "Board") of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the plan or any related agreement, and all of the members of the Board, in person, at a meeting called for the purpose of voting on the plan and agreement.

The plan and agreement provides that:

1. The Fund will reimburse AEFA for expenses incurred in connection with the distribution of the Fund's shares and providing personal service to shareholders. These expenses include sales commissions; business, employee and financial advisor expenses charged to distribution of Class C shares; and overhead appropriately allocated to the sale of Class C shares.

2. A portion of the fee under the agreement will be used to compensate AEFA, financial advisors and other servicing agents for personal service to shareholders. Fees paid will be used to help shareholders thoughtfully consider their investment goals and objectively monitor how well the goals are being achieved.

3. AEFA agrees to monitor the services it provides, to measure the level and quality of services, and to provide training and support to financial advisors and servicing agents. AEFA will use its best efforts to assure that other distributors provide comparable services to shareholders.

4. The fee under this agreement will be equal on an annual basis to 0.75% of the average daily net assets of the Fund attributable to Class C shares for distribution expenses. The amount so determined shall be paid to AEFA in cash within five (5) business days after the last day of each month.

5. The Fund understands that if a shareholder redeems Class C shares in the first year of ownership, AEFA will impose a sales charge directly on the redemption proceeds to cover those expenses it has previously incurred on the sale of those shares.

6. AEFA agrees to provide at least quarterly an analysis of expenses under this agreement and to meet with representatives of the Fund as reasonably requested to provide additional information.

7. The plan and agreement shall continue in effect for a period of more than one year provided it is reapproved at least annually in the same manner in which it was initially approved.

8. The plan and agreement may not be amended to increase materially the amount that may be paid by the Fund without the approval of a least a majority of the outstanding shares of the relevant class. Any other amendment must be approved in the manner in which the plan and agreement was initially approved.

9. This agreement may be terminated at any time without payment of any penalty by a vote of a majority of the members of the Board who are not interested persons of the Fund and have no financial interest in the operation of the plan and agreement, or by vote of a majority of the outstanding shares of the relevant class, or by AEFA. The plan and agreement will terminate automatically in the event of its assignment as that term is defined in the Investment Company Act of 1940.


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AXP MONEY MARKET SERIES, INC.
    AXP CASH MANAGEMENT FUND



/s/ Leslie L. Ogg
----------------------------------
    Leslie L. Ogg
    Vice President

AMERICAN EXPRESS FINANCIAL ADVISORS INC.




/s/ Pamela J. Moret
-----------------------------------
    Pamela J. Moret
    Senior Vice President


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